Exhibit 99.1

PAN AMERICAN SILVER POSTS RECORD SILVER AND GOLD
PRODUCTION IN THE SECOND QUARTER
 (All amounts in US dollars unless otherwise stated and all production figures are approximate)

Vancouver, B.C. – August 11, 2009 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today reported unaudited financial and operating results for the quarter ended June 30, 2009.  The Company also provided an update on operations.

This earnings release should be read in conjunction with the Company’s MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which are available on the Company’s website at www.panamericansilver.com, and have been posted on SEDAR at www.sedar.com.

Second Quarter 2009 Highlights1

•  Silver production increased 24% to quarterly record of 5.8 million ounces
•  Gold production increased 270% to quarterly record of 25,068 ounces
•  Cash costs[2] of $5.99 per payable silver ounce
•  Record quarterly sales of $111.4 million
•  Cash flow generated by operations of $32.0 million, or $0.37 per share outstanding
•  Mine operating earnings[2] of $23.5 million, more than double from first quarter of 2009
•  Net income of $10.2 million or $0.12 per share;
•  Adjusted net income of $13.5 million or $0.16 per share, excluding the after tax $3.3 million write down of a smelter receivable.
•  Declared commercial production at San Vicente’s mine expansion and new processing plant on April 1st.
•  Signed joint-venture agreement with Orko Silver and initiated drilling and development program at La Preciosa silver project in Mexico

1 Financial information based on Canadian GAAP; results are unaudited; percentages compare Q2 2009 with Q2 2008
2 Cash costs per ounce, and mine operating earnings are non-GAAP measures; for detailed descriptions see pages 4 and 11 of the MD&A, respectively

“I am very pleased with the way we have been able to turn around our business and deliver great results in just two quarters”, said Geoff Burns, President and CEO.  “During the second quarter we continued building on the positive trend we set in the first three months of 2009 and produced 5.8 million ounces of silver and over 25,000 ounces of gold.  Both new quarterly records for Pan American Silver.  Thanks to the outstanding ramp up at Manantial Espejo, and continued fiscal discipline, we kept cash costs below our annual guidance and recorded strong quarterly net earnings and operating cash flows.  With San Vicente’s new processing plant rapidly approaching design capacity, I am confident that we will continue generating healthy earnings and cash flow, and delivering value to our shareholders through the balance of 2009 and beyond.”

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
T EL 604.684.1175 • FAX 604.684.0147
www.panamericansilver.com

Financial Results

Pan American had sales of $111.4 million during the second quarter of 2009, a new quarterly record and a 7% increase from last year’s second quarter.  The increase was the result of higher quantities of silver, zinc and gold sold, which more than offset lower silver and base metals prices.  Silver sales remained the Company’s mainstay, accounting for 58% of total revenues, and gold contributed 18%, increasing the Company’s exposure to precious metals to 76% of total revenues.

Cost of sales for the quarter was $66.0 million, which was 27% higher than a year ago. The increase, mainly attributable to higher sales volumes of silver, was held in check by cost controls implemented by management last year which continued during the current year, plus general reductions in the cost of energy, consumables and favourable foreign exchange rates.

Mine operating earnings totaled $23.5 million, a 40% decrease from the second quarter of 2008, but more than double the $10.5 million posted for the first three months of 2009.  The year over year decline resulted from higher sales volumes being outweighed by increased depreciation and amortization expenses at Manantial Espejo and San Vicente and increased cost of sales.

During the quarter the Company generated $32.0 million in cash flow from operating activities or $0.37 per share outstanding, which was 21% less than in the second quarter of 2008.   However, the current quarter’s operating cash flow was up sharply as compared to the first quarter of 2009, increasing by more that by $37 million.

Pan American generated net income of $10.2 million or $0.12 per share in the second quarter of 2009, versus net income of $21.4 million or $0.26 per share generated in the second quarter of last year.  Excluding the $3.3 million non-cash, after tax charge for the write down of a smelter receivable, adjusted net income was $13.5 million or $0.16 per share.

At June 30, 2009 Pan American had $112.4 million in cash and short-term investments, representing an increase of $82.2 million from December 31, 2008.  The increase was mainly due to a public offering of common shares in February 2009, which generated net proceeds of $98.6 million.  The Company’s working capital increased to $216.1 million at June 30, 2009 from $95.1 million at the end of 2008.  Pan American remains debt-free and fully funded to complete its short term growth projects.  In addition, the Company has access to a $70.0 million credit facility, which is undrawn and intended for general corporate purposes and strategic business development opportunities.

Production And Operations

Pan American produced 5.8 million ounces of silver during the second quarter of 2009, which was 24% more than the same period in 2008 and represents a new quarterly production record for the Company.  The increase was mainly due to the new Manantial Espejo mine in Argentina, which reached commercial production in January 2009.  As expected, silver production from the Company’s Peruvian operations was slightly lower than last year due to lower throughput rates, partially offset by higher ore grades.  Silver production from the Company’s Mexican operations declined as a result of planned lower throughput at the La Colorada mine and planned lower grades at the Alamo Dorado mine, which were not quite off-set by higher throughput rates.

During the second quarter, the Company produced 25,068 ounces of gold, which was also a new quarterly record and represented an increase of 270% over the second quarter of 2008. Gold has now become Pan American’s single most valuable by-product, accounting for 18% of the total value of metals produced during the second quarter.

Consolidated cash costs for the quarter were $5.99 per ounce of silver, compared to $5.28 in the same period of last year and in line with the Company’s guidance for 2009.  The increase was mainly driven by sharply reduced by-product credits due to lower base metal prices, partly offset by increased gold and base metals output.

In April 2009, Pan American and Orko Silver Corp. (“Orko”) announced that they had reached an agreement allowing for the joint development of the La Preciosa silver project in the state of Durango, Mexico.  Pan American will spend a minimum of $5.0 million in the first 12 months of the development program,  prepare and deliver a feasibility study over the next 36 months and ultimately fund the construction of a mine and processing facility in order to earn its 55% interest in La Preciosa.  Coincident with the agreement, Pan American also purchased, on a private placement basis, 4,000,000 common shares of Orko at a purchase price of CDN $1.25 per share.

In June 2009, Pan American and Orko announced that a comprehensive exploration and delineation drilling program at the La Preciosa silver project had commenced.  The companies expect to complete approximately 30,000 meters of drilling on the property between June and the end of December of this year.

In March 2009, Pan American’s largest buyer of copper concentrate, Doe Run Peru (DRP) began experiencing financial pressure after financial institutions cancelled its credit facilities.  Due to its inability to fund its working capital, DRP stopped operations at its La Oroya smelter in June.  As a result, Pan American has been selling its Peruvian copper concentrates to other buyers under less favorable terms, which added approximately $1.17 per ounce to the cash costs of its Peruvian operations.

DRP owes Pan American approximately $8.8 million, and while the Company continues to pursue all legal avenues to collect the outstanding amount, a full collection of the DRP receivable is uncertain.  Consequently, Pan American has recorded in the second quarter a doubtful debt provision of 4.4 million and reclassified the remaining receivable from current assets into long term assets.  The combined after tax effect of these charges on second quarter earnings was $3.3 million or $0.4 per share.

Outlook

In November 2008 Pan American began a complete review of its portfolio of assets to optimize operations, reduce overhead and operating costs and improve cash flows and profitability across the board amid a new financial environment.  Results from the first six months of 2009 clearly demonstrate that these efforts have had a positive impact and the Company has again generated strong cash flows and earnings.

In Argentina, the Manantial Espejo mine, which began commercial production in the first quarter of 2009, is performing well above expectations.  In Bolivia, the San Vicente mine expansion was commissioned during the second quarter and the new processing plant has begun producing concentrate.  With these two projects now actively contributing to the Company’s production and cash flows, Pan American believes it will meet its annual production target of 21.5 million ounces of silver and 85,000 ounces of gold at cash costs of approximately $6.00 per ounce of silver.

Having already achieved commercial production status at San Vicente and with its ramp up to full capacity progressing well beyond expectations, Pan American is now focusing on exploration of the La Preciosa project.

Pan American’s financial strength remains intact.  The Company has over $112 million in cash and short term investments, working capital in excess of $216 million, no debt and an undrawn credit facility of $70 million.  With all its development capital expenditures behind it and the expectation of generating positive cash flows and earnings, the Company is in an optimal position to finance current operations and to take advantage of new business opportunities as they arise.

***

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has eight operating mines in Mexico, Peru, Argentina and Bolivia.

Technical information contained in this news release has been reviewed by Michael Steinmann,
P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss financial and operating results on Wednesday, August 12, 2009 at 11:00 am ET (8:00 am PT).  To participate, North American and international participants dial 1-480-629-9723.  The call will also be broadcast live on the Internet at www.investorcalendar.com/IC/CEPage.asp?ID=148117.  Listeners may also gain access by logging on at www.panamericansilver.com.  The call will be archived for replay for one week and can be accessed by dialing 1-303-590-3030 and entering pin number 4128717.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND  INFORMATION IN THIS NEWS RELEASE CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY’S AND ITS OPERATIONS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE, THE WORDS “ANTICIPATE”, “BELIEVE”, “ESTIMATE”, “EXPECT”, “INTEND”, “TARGET”, “PLAN”, “FORECAST”, “STRATEGIES”, “GOALS”, “OBJECTIVES”, “BUDGET”, “MAY”, “SCHEDULE” AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE PRICE OF SILVER AND OTHER METALS; ANTICIPATED FUTURE OPERATING CASH FLOWS, GROWTH OPPORTUNITIES AND  EARNINGS; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ACCURACY OF ESTIMATES OF FUTURE PRODUCTION AND FUTURE CASH AND TOTAL COSTS OF PRODUCTION AT ITS OPERATIONS; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY, TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE AVAILABILITY AND EFFECT OF ANY COST CUTTING OR AUSTERITY MEASURES UNDERTAKEN BY THE COMPANY; THE ESTIMATED COST OF RAMP-UP OF SAN VICENTE; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS; FORECAST CAPITAL AND NON-OPERATING SPENDING; THE ABILITY OF THE COMPANY TO EARN ITS INTEREST IN THE LA PRECIOSA PROJECT AND THE EFFECTS OF OBTAINING SUCH INTEREST; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; RECOVERY, IF ANY, OF AMOUNTS DUE FROM DOE RUN PERU; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE

COMPANY HAS MADE ASSUMPTIONS BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE  WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS; CHALLENGES TO THE COMPANY’S TITLE TO PROPERTIES; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Financial & Operating Highlights
	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

(Unaudited)

Net income for the period	$10,208	$21,357	$16,818	$51,514
Adjusted net income for the period(2)	$13,529	$21,357	$20,139	$51,514
Basic income per share	$0.12	$0.26	$0.20	$0.65
Mine operating earnings	$23,490	$39,259	$33,964	$87,634
Cash generated by operations (excluding changes in non-cash operating working capital)	$32,539	$45,691	$51,537	$91,102
Capital spending and purchase of mineral interests	$19,654	$61,805	$38,306	$105,318
Cash and short-term investments	$112,387	$106,667	$112,387	$106,667
Net working capital	$216,100	$214,566	$216,100	$214,566

Tonnes milled	1,089,738	943,557	2,140,669	1,876,272
Silver – ounces	5,818,710	4,701,278	10,698,035	9,210,539
Gold – ounces	25,068	6,770	46,063	13,579
Zinc – tonnes	10,211	9,950	21,141	19,354
Lead – tonnes	3,388	4,038	7,494	8,274
Copper – tonnes	1,469	1,539	2,896	2,947

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce(1)	$5.99	$5.28	$5.97	$4.50
Total production cost per ounce(1)	$10.10	$8.06	$10.05	$7.28

Payable ounces of silver	5,524,864	4,413,373	10,145,653	8,640,629

Average Metal Prices
Silver – London Fixing per ounce	$13.76	$17.17	$13.17	$17.38
Gold – London Fixing per ounce	$923	$896	$915	$910
Zinc – LME Cash Settlement per tonne	$1,407	$2,115	$1,322	$2,269
Lead – LME Cash Settlement per tonne	$1,435	$2,316	$1,330	$2,601
Copper – LME Cash Settlement per tonne	$4,431	$8,448	$4,046	$8,108

(1)
Total cash cost per ounce and total production cost per ounce are non-GAAP measurements and investors are cautioned not to place undue reliance on them and are urged to read all GAAP accounting disclosures presented in the unaudited consolidated financial statements.  In addition, see the reconciliation of operating costs to “Cash Cost per Ounce of Payable Silver” set forth in page 4 of the MD&A section entitled Operating Results.

(2)	Adjusted net income for the period is a non-GAAP measure and is equal to net income for the period, excluding the after-tax charges related to smelter receivables of $3.3 million.